Exhibit 99.1

Envigado, January 29, 2024

FILING AND REPORT OF THE IMPLEMENTATION OF BEST CORPORATE PRACTICES

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general that in accordance with the provisions of the External Circular 028 of 2014 issued by the Financial Superintendency of Colombia, the Company submitted the Implementation of Best Corporate Practices Report 2023 (“Código País”) before the regulator.

The report is available on the corporate web site in the following link: https://www.grupoexito.com.co/es/Country-code-survey-2023.pdf